February 25, 2008

Mail Stop 3561

By U.S. Mail and facsimile

Mr. Peter M. Carlino
Chief Executive Officer
Penn National Gaming, Inc.
825 Berkshire Boulevard, Suite 200
Wyomissing, PA 19610

      Re: Penn National Gaming, Inc.
            Definitive 14A
            Filed April 30, 2007
            File No. 000-24206

Dear Mr. Carlino:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3314.

Sincerely,

Daniel Morris
Attorney-Advisor